Exhibit 23.4
Consent of Independent Registered Public Accounting Firm

The Board of Directors of the General Partner
Essex Portfolio, L.P.:

We consent to the use of our report dated March 11, 2013, with respect to the consolidated balance sheets of Essex Portfolio, L.P. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule III, included herein and to the reference to our firm under the heading “Experts” in the post-effective amendment No.1 to the registration statement on Form S-3 (No. 333-187561).

/S/ KPMG LLP
KPMG LLP

San Francisco, California
April 4, 2013